CHANGEMAKER EDUCATION

Better schools. Built locally. Education, reimagined together.


Changemaker Education
Elevating & Expanding the Microschool Movement
Delivering Scalable Personalized K-12 Learning
An Innovation-Driven Network Empowering Communities to Redesign Education

changemakereducation.com Sacramento, CA

Marketplace | B2C | Edtech | Education | Childcare

Highlights

Repeat Founder
Started a prior company with $2M+ in funding or revenue

1. Lean & Highly Scalable: No facilities or teachers on payroll - scaling through Microschool Founders
2. Compelling Business Model: $5,000 licensing fee + ongoing 10% revenue share from each microschool
3. Exploding Demand: Educators and communities actively seeking alternatives to traditional K–12
4. Human Development for Educators & Students: Our Mind Body Soul program is our competitive advantage
5. Early Investors: 20% SAFE discount with high upside as we grow to 150 microschools & 15,000 students

Featured Investors



Navarre Joseph | Follow | Invested $35,000

Navarre Joseph is an accomplished product and UX leader recognized for transforming complex challenges into simple, elegant solutions and guiding teams to deliver high-impact results.

"I invested in Changemaker because microschools represent the high-impact future of education. David and Joy's decades of experience running and scaling schools provide the strategic vision and operational expertise needed to support founders and build resilient systems. Changemaker is uniquely positioned to capitalize on the rising demand for alternative education by building scalable infrastructure for the microschool movement. They are adaptable, financially astute, and have a clear revenue growth plan. I am fully committed to their mission and excited to back their expansion."



Navarre Joseph
Syndicate Lead | Follow | Invested $35,000

Senior Director, New Relic. Start-up founder, advisor, angel investor.

"My commitment in investing in Changemaker was to finally jump on David Richards' coattails. I had watched him lead and grow not only the wildly successful Summit Public Schools, but also the burgeoning Growth Public Schools. I have only known David to move from a place of deep integrity and purpose, tirelessly moving to secure the success of each of his endeavors. Open-minded and creative, he has shown the discipline to purge what does not align and where to invest in what is having greater positive impact on establishing his vision. He continues to surround himself with passionate and ludicrously skilled people that only make me more certain of their success.
Education in the US has clearly needed a revision and our young families need different paths to achieving their educational success. Changemaker is meeting those families where they are at, often empowering them in the ways that both public and private institutions have not. These families and my own see what Changemaker is - an advantage maker."

Team



David Richards CEO & Founder

25+ years reimagining education and opened over a dozen charter, micro, and private schools. On Founding team with Summit Public Schools, an award-winning, innovative model used in 300 schools. Raised $50M+ from world leaders for education initiatives.



Joy Meserve Chief Operating Officer

20+ years leading education operations and scaling organizations globally. Former COO of iD Tech, #1 US STEM program. Scaled to 190 sites in 7 countries, serving 600,000 students, leading to a $200M acquisition.



Michael Hendricks Senior Advisor, Enrollment & Growth Strategy

Michael Hendricks is Founding VP of Clapself, an AI-powered talent and collaboration platform, where he drives sales strategy and AI adoption to help organizations scale engagement and conversion. He brings deep expertise in enrollment, revenue, and tech.



Mary Jo Fairhead Senior Advisor, Teaching & Learning

Microschool Founder and CEO at Onward Learning. Onward Learning was a 2024 YASS Prize





Semifinalist and VELA Education Fund Recipient. Mary Jo was a speaker at the Power of Innovation Summit in DC.

Bryan Adams School Financial Consultant

Entrepreneur at Abacus Education Partners, providing budgeting and financial expertise for alternative schools.

The Future of Education Will Be Smaller, More Human, and Community-Driven

Traditional Education Is Reaching a Breaking Point
Families, Educators & Students are losing faith
and searching for better alternatives.

Students need purpose, belonging, creativity, and emotional well-being, yet many families feel traditional schools have become increasingly standardized, test-driven, and disconnected from the individual needs of children.

At the same time, **educators across the country are burning out** inside systems that leave little room for autonomy, innovation, or meaningful human connection. In conversations with educators nationwide, we consistently hear the same frustrations: children are disengaged, meaningful creativity is difficult to sustain, and conformity is rewarded more than curiosity.

Many experienced educators and school leaders who have spent years trying to improve traditional systems from within have reached the same painful realization: **the learning environments they believe students need most are often the hardest to create inside large institutional models.**

As demand for alternatives grows, **microschools have emerged as one of the fastest-growing movements in education**: small, personalized learning communities centered around relationships, flexibility, and real-world learning.



74% of parents, representing 47 million, considered switching schools last year
(NSCAF 2025)

88% of teachers feel distrusted by administrators
(AFT 2022)

Suicide rates among ages 10-24 increased 62% between 2007 and 2021
(CDC)

But launching a sustainable microschool is far harder than most people realize.

Why Changemaker Exists

Changemaker Education is Building Scalable Infrastructure for the Microschool Movement
We provide systems, support, enrollment infrastructure, and human development frameworks needed to ensure that our microschools launch, thrive, and scale with quality.









The Missing Infrastructure Behind the Microschool Movement

After decades spent launching schools, scaling educational organizations, and building multi-site learning programs globally, we recognized a critical gap in the rapidly growing microschool movement:

> Many founders have the passion and vision to create extraordinary learning environments, but lack the operational systems, enrollment support, business infrastructure, and mentorship needed to launch sustainably and succeed long term.

Changemaker Education is building the founder success infrastructure required to help microschools scale with greater consistency, quality, and long-term sustainability.

Rather than operating schools directly, we scale through founder-led microschools by creating an asset-light model with strong long-term operating leverage.

We believe microschools will become one of the defining growth categories in education over the next decade.

Why This Team is Uniquely Positioned to Build This

Changemaker Education combines deep expertise in educational innovation, founder development, enrollment strategy, and large-scale operational growth.

Together, we bring decades of experience launching schools, scaling multi-site educational organizations globally, and building systems that support sustainable growth at scale.



Education Innovation & Movement Builder

- **25+ Years** launching charter, private, and microschool models
- Helped scale **Summit Public Schools' innovative learning model** across **300 schools nationwide**




David K. Richards
CEO & Founder

- **Raised $52M+** supporting educational innovation initiatives
- Deep expertise in mentorship, school launch, and **educational transformation**

Operational Scaling & Systems Builder

- **Former COO of iD Tech**, the largest STEM education provider in the U.S.
- Scaled operations from 4 locations to **190 global sites across 7 countries**
- Supported more than **600,000 students globally**
- Operational leadership contributed to a **$200M Acquisition**

Joy Meserve
COO & Co-Architect

We believe the future of education will not be built through massive centralized systems, but through empowered local founders supported by scalable infrastructure.

Why We're Raising Capital Now

Changemaker Education was intentionally designed as an asset-light, scalable model for the rapidly growing microschool movement.

Rather than operating schools directly, we scale through founder-led microschools supported by centralized systems, enrollment infrastructure, operational guidance, and founder success support.

Through our pilot-year programs, we validated strong demand from both educators and families while identifying the primary drivers of founder success: enrollment capability, operational execution, and sustained founder support.

After recently completing the financial audit required to expand our public fundraising capacity, we are now positioned to accelerate growth at a much larger scale through Wefunder.

This capital will allow us to strengthen the flywheel that drives sustainable network growth



Because our **model is intentionally lean and asset-light**, capital can be deployed efficiently toward systems, infrastructure, and growth rather than facilities or large centralized staffing overhead as follows:

- Recruit and support **25 high-quality microschools over the next 18 months**
- Build **scalable enrollment and marketing systems** that improve founder success
- **Expand founder recruitment** nationwide in cities with favorable ESA funding
- **Increase fractional operational support** for compliance, licensing, and launch execution
- **Refine and standardize** our Founder Success Systems

We believe we are at the beginning of a generational shift toward smaller, more personalized, human-centered learning environments, and that Changemaker is positioned to help build the infrastructure behind that movement.

As more microschools launch successfully, the Changemaker network becomes stronger, more scalable, and increasingly efficient over time.

A Comprehensive Solution for the Future of Education -- Personalized Microschools. Shared Infrastructure.



Restoring JOY, Belonging, and Human Connection to Learning

Changemaker Education equips mission-aligned founders with the systems, support, and human development framework needed to launch sustainable, community-centered microschools.

Unlike rigid franchise models, Changemaker microschools are intentionally designed to reflect the unique vision, strengths, and needs of the communities they serve — while still benefiting from shared infrastructure, operational support, enrollment systems, and founder mentorship.

We empower and support Microschool Founders in launching and sustaining uniquely personalized learning environments where children thrive.

All Changemaker microschools are anchored by our **Mind Body Soul (MBS)** whole-person development curriculum, the unifying framework that brings coherence, well-being, nervous system regulation, and emotional intelligence across our entire

network of microschools.

For Microschool Founders:

- Financial & operational systems support for launch and sustainability
- Enrollment and marketing guidance & infrastructure
- Training, coaching, entrepreneurial skills development, and community in practice
- Compliance, accreditation, and licensing support

For Families:

- Personalized and relationship-centered learning
- Relevant Real-world and self-directed education
- Stronger family alignment, communication, and co-creation opportunities
- Human-centered learning environments

For Students:

- Joyful and engaging learning experiences
- Creativity, confidence, and purpose
- Emotional well-being and self development
- Flexible learning built around individual strengths

Scalable, Asset-Light, Recurring Revenue Model


Ongoing 10% Revenue Share from Microschool Tuition
$13,500 average tuition per student
$5000 Licensing Fee
Initial founder investment aligns commitment and launch readiness

Because Changemaker scales through founder-led microschools rather than directly operating campuses, the model remains intentionally lean, scalable, and operationally efficient. Multi-year founder agreements, beginning with a minimum three-year term, create recurring revenue while strengthening long-term network growth and operational leverage over time.

Early Momentum & Year Zero Traction


Changemaker Education Founders
Education, Reimagined Together
Rochester, MN
Lancaster, MA
Hartford, CT
Chicago, IL
Princeton, NJ
Philadelphia, PA
Gary, IN
Cincinnati, OH
Washington, DC
Aurora, CO
Hampton, VA
St. Louis, MO
Danville, VA
Durham, NC
New Bern, NC
Atlanta, GA
Different places.
Shared purpose.
Better schools.
Stronger communities.
East Orlando, FL
Houston, TX
Fort Lauderdale, FL
Changemaker Education

Changemaker Education is still in the early stages of growth, but we are already seeing strong momentum from educators and communities seeking alternatives to traditional education.

Our pilot-year programs helped validate both the demand for microschools and the importance of strong founder support systems, enrollment infrastructure, and operational guidance.

Today, the Changemaker network includes founders launching microschools across more than 20 U.S. cities, with additional growth planned over the next 18 months.

3

Microschools Opened from Pilot Cohort

7

Founders Launching Schools in Fall 2026

15 / 40

Founder Spots Filled for Fall 2027 Cohort

20+

U.S. Cities with Active Founders Launching

$10K+

Average Monthly Revenue

Through our early cohorts, we identified founder selection, enrollment capability, and operational execution as the primary drivers of microschool success. These insights are now shaping the systems and infrastructure we are building across the Changemaker network.

Strategic Partnerships & Infrastructure Support

- National Microschooling Center
- Accreditation Partners
- LMS & Curriculum Providers
- Facility & Insurance Partners

- Facility & Insurance Partners
- Fractional C-Suite & Operational Advisors
- Public & Charter Districts
- Education Innovation Think Tanks

Why Founders Choose Changemaker

Changemaker Education was intentionally designed to provide the comprehensive infrastructure, hands-on support, and founder freedom that most microschool networks lack.

We believe sustainable microschools require more than curriculum or branding alone. They require operational systems, enrollment support, mentorship, community, and the personal growth necessary to lead a thriving school long term.

Quality Assurance & Comprehensive Support
for Every Microschool Founder
Coaching & Strategic Advising
1:1 coaching, expert workshops, and growth sessions
Business & Operational Support
Systems, tools, compliance, social emotional curriculum, strategic partnerships
Community & Belonging
Cohort, mentorship, collaboration, support, best practice sharing
Marketing & Enrollment Engine
Ads, leads, sales, templates, visibility, brand authority









1. Founder Freedom + Shared Infrastructure

> Unlike rigid franchise models, Changemaker founders maintain the flexibility to build uniquely personalized, community-centered microschools while benefiting from shared systems, mentorship, and operational support.

2. Human Development as Competitive Advantage

> Our Mind Body Soul (MBS) framework strengthens the mindset, resilience, communication, and leadership capacity required for founders to successfully launch and sustain microschools over time.

We offer unique and comprehensive human-development programs that drive the entrepreneurial transformation needed for business success.

3. Solving the Hardest Problem: Enrollment

> We are building scalable enrollment and marketing systems that help microschool founders attract families, grow sustainably, and strengthen long-term school viability.

This includes:

- lead generation
- marketing systems
- enrollment strategy
- sales training
- local outreach support

Changemaker Microschool Founder Testimonials

Christina Pipkin, FAYE Learning Center

> *"David and Joy helped turn a long-time dream into a real, achievable path."*

Dr. Nick Pocius, North Star Academy Microschool

> *"Changemaker helped me move from reacting to problems to thinking strategically about sustainability, enrollment, and long-term impact."*

Dr. Yvonne Rooks, It Takes a Village Microschool

> *"What matters most is knowing I'm not doing this alone."*

Jessica Steele, The Resonance Lab

> *"Changemaker helped me build a financially sustainable school designed around each student's unique strengths."*

Why Microschools Are Growing So Quickly

Microschools are no longer a fringe idea. They are one of the fastest-growing movements in education as families seek smaller, more personalized, and community-centered alternatives to traditional schooling.

Rising dissatisfaction with conventional education, rapid expansion of school choice funding, and growing demand for flexible learning models are accelerating this shift nationwide.

Today:

- 34 states offer school choice funding programs
- Microschool enrollment continues to grow rapidly across the U.S.
- Nearly half of American students now have access to some form of school choice funding
- Demand for personalized education is outpacing supply in many communities

We believe Changemaker is positioned at the intersection of educational innovation, rising demand for alternative education, microschool founder-led entrepreneurship, and expanding school choice policy.

The System is Breaking &
Changemaker is Meeting the Moment
34 States
66%







Offer
School Choice
Funding for Families
Public Schools
Experiencing
Decline in Students
1.6M
Microschool
Students in
the US
16 M
Students Will
Leave Public Edu
Within 5 Years

Major Investors Are Betting on Microschools

The microschool movement is attracting growing national attention and investment. Multiple venture-backed education companies have raised significant capital to support alternative learning models and founder-led schools.

This growing investment validates both the scale of the opportunity and the increasing demand for personalized education models outside traditional systems.

Changemaker is approaching this market differently:

- founder-first rather than franchise-first
- asset-light rather than facility-heavy
- community-centered rather than standardized
- operationally disciplined rather than growth-at-all-costs

While others have pursued large venture rounds early, Changemaker is intentionally focused on sustainable growth, founder success, and scalable infrastructure.

Company	Capital Raises	Focus
Prenda	$45+M	Curriculum & Enrollment Support for Vetted Microschool Guides
Primer	$18.7M	Microschool Facilities Provider & Admin Support
KaiPod	$1.74M	Learning Pods & SaaS Provider
Changemaker	Community Raise	Founder-First Infrastructure, Human Development, and Personalized Microschools

Changemaker Education is entering this emerging market with a differentiated founder-first approach: innovative, one-of-a-kind community-serving microschools, active mentorship, and our Mind-Body-Soul (MBS) framework for whole-child development.

We're competing in one of the fastest-growing conversations in education, and our early momentum is building quickly.

In just 18 months, Changemaker Education has grown to more than 4,500 LinkedIn followers and currently shows one of the strongest follower growth rates among emerging microschool networks, despite operating with significantly less capital than many venture-backed competitors.



2:34
New follower metrics
Last 30 days
1 Changemaker Education
Your Page
4,545 total followers
151
2%
2 Primer
5,934 total followers
103
25.4%
3 Acton Academy
2,163 total followers
42
68%
4 KaiPod Learning
6,809 total followers
35
52.1%
5 Alpha Schools
3,480 total followers
24
33.3%
6 Prenda
7,886 total followers
15
25%
7 Brilliant Microschools
2,624 total followers
12
0%

We believe this reflects growing grassroots demand for founder-led, human-centered microschools and increasing interest in Changemaker's differentiated approach.

Changemaker Education Financial Model

Our financial model is built for strong long-term growth and predictable recurring revenue as more microschools launch and mature.

Changemaker Education was intentionally designed as a recurring revenue, asset-light business model capable of scaling through founder-led microschools rather than directly operating campuses.

As more microschools launch successfully, recurring revenue compounds across the network while centralized operational systems create increasing margin efficiency over time.

Our current focus is not maximizing short-term growth at all costs, but validating the operational systems, enrollment infrastructure, and founder support mechanisms required for long-term sustainable scale.

Pro Forma: Recurring & Compounding

Recurring revenue share from microschools with increasing margin at scale

School Year	# of Launched Microschools	Avg/ Revenue/ School	Total 10% Revenue Share	Total Annual Revenue	Annual Surplus (EBITDA)
26-27	10	259k	259k	346k	-249k
27-28	25	295k	738k	887k	-54k
28-29	50	321k	1.6M	1.8M	212k
29-30	82	345k	2.8M	3M	1.2M
30-31	114	375k	4.2M	4.5M	2.4M
31-32	151	389k	5.9M	6.2M	3.9M
32-33	180	411k	7.4M	7.7M	5.3M
			$22.9M	$24.4M	12.7M

All projections are forward looking and not guaranteed

The projections below represent a long-term view of how the Changemaker model could scale over time under conservative operating assumptions.

Key assumptions include:

- 50% of microschools launching within 16 months
- 30% annual founder attrition after initial agreements expire
- Revenue growth driven primarily by recurring microschool revenue share
- Margin expansion through centralized operational leverage and scalable systems

By 2032, projections estimate:

- $7.7M annual revenue
- $5.3M annual EBITDA
- Approximately $12.7M cumulative surplus

Importantly, these projections reflect only recurring microschool network revenue and DO NOT include additional revenue from the initial $5,000 licensing fee, supplemental programs, partnerships, or future product expansion.

All projections are forward looking and not guaranteed

Wefunder Investor Upside
Changemaker Valuation & Investor ROI

School Year	Total Annual Revenue	Annual Surplus (EBITDA)	Low (3x Rev)	Mid (8x EBITDA)	High (5x Rev or 12x EBITDA)
26-27	346k	-249k	1M	N/A	1.7M
27-28	887k	-54k	2.6M	N/A	4.4M
28-29	1.8M	212k	5.4M	1.7M	9M
29-30	3M	1.2M	9M	9.6M	15M
30-31	4.5M	2.4M	13.5M	19.2M	22.5M-28M
31-32	6.2M	3.9M	18.6M	31.2M	31-37M
32-33	7.7M	5.3M	23M	42.4M	50-60M

These projections are intended to illustrate the long-term potential operating leverage of a successful founder-led microschool network model.

Changemaker is currently raising through a SAFE with a 20% discount, allowing early investors to participate before larger-scale expansion.

All projections are forward looking and not guaranteed

Based on $100K Investment and 20% SAFE Discount		
Exit Valuation	**Investor Return**	**ROI**
$23M	$573k	5.7x
$38.5M	$961k	9.6x
$50M	$1.25M	12.5x

All projections are forward looking and not guaranteed

Investor Q&A

1. How do you find your Microschool Founders?

We recruit Microschool Founders through targeted outreach, founder referrals, community partnerships, digital marketing, and educator networks nationwide.

Our founders come from backgrounds including education, homeschooling, coaching, entrepreneurship, and leadership development. We look for mission-aligned individuals with strong community connection, entrepreneurial drive, and the capacity to build sustainable learning environments.

Our founder pipeline continues to expand as demand for microschools and alternative education models accelerates nationwide.

2. What determines whether a Microschool Founder succeeds?

We are continuously refining our founder selection and support systems to improve launch quality and long-term sustainability.

Based on our early operating experience, founder success correlates strongly with:

- Entrepreneurial commitment and execution ability
- Strong alignment with our values and educational philosophy
- Willingness to learn enrollment, marketing, and sales systems
- Deep connection to local community
- Effective use of operational systems and support resources

One of our core insights is that founder success depends as much on mindset, resilience, and operational execution as educational vision itself.

3. How do you make money?

Changemaker Education generates revenue through multiple recurring and founder-support revenue streams:

- $5,000 founder licensing fee prior to microschool launch

- Ongoing 10% recurring revenue share from microschools under multi-year agreements

- Founder Pipeline Programs designed to cultivate future microschool leaders

- Additional coaching, workshops, and educational support programs

Our model is intentionally designed to create recurring network revenue as more microschools successfully launch and mature over time.

---

4. What does scaling look like?

Changemaker scales through founder-led microschools rather than directly operating campuses, allowing the company to remain lean, asset-light, and operationally efficient.

As additional founders launch microschools, recurring revenue expands while centralized systems, operational infrastructure, enrollment support, and founder resources create increasing leverage across the network.

We are intentionally prioritizing states with strong school choice ecosystems and Education Savings Account (ESA) funding support.

---

5. What are your conservative assumptions?

Our financial projections are based on intentionally conservative operating assumptions, including:

- 50% of microschools launching within approximately 12–16 months

- 30% projected founder attrition after initial agreements expire

- Gradual microschool enrollment growth over time

- Continued investment into operational systems and founder success infrastructure

Even under conservative assumptions, the model demonstrates strong recurring revenue potential and expanding margin efficiency at scale.

---

6. What is the investor upside?

Investors participate through a SAFE offering with a 20% discount and a $5M valuation cap.

As the network scales, investors benefit from the upside potential created by recurring revenue growth, operational leverage, and long-term enterprise value expansion.

The financial projections included in this campaign illustrate potential valuation scenarios based on successful execution of the Changemaker model over time.

---

7. What is your exit strategy?

We believe several long-term outcomes are possible as the microschool category continues to mature, including:

- Acquisition by an education platform or microschool network

- Strategic acquisition by private equity groups focused on alternative education

- Long-term cash-flow generation through a scalable recurring revenue business model

Our focus today is building durable infrastructure, strong founder success systems, and sustainable long-term enterprise value.

---

8. What are the risks?

Like any early-stage company, Changemaker faces operational, market, and policy-related risks.

Key risks include:

- Changes in school choice policy environments

- Founder execution and microschool launch variability

- Enrollment inconsistency across local markets

- The emerging nature of the microschool category itself

We seek to mitigate these risks through diversified geographic growth, strong founder selection, operational systems, and ongoing refinement of our support infrastructure.